N E W S R E L E A S E

Business Development and Investor Relations

May 3, 2005

Nevsun is pleased to announce the appointment of Judy Baker to manage both Business Development and Investor Relations for the Company. Judy has twelve years of experience in the mining and mineral exploration sector including equity analysis, fund management and exploration activity.  More recently she was the North American business manager for an exploration service company.  Judy holds an Honours B.Sc. Geological Engineering in Mineral Resources Exploration and a M.B.A.  She brings to Nevsun another positive dimension to the management team with her knowledge of the exploration and mining industry and her capability to communicate with the financial community.

John Clarke stated “We looked long and hard to fill this key management position. We are very happy that Judy has joined our team to build the company.”

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu05-14 .doc	For further information, Contact: Judy Baker (604) 623-4704 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com